Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Annual General Shareholders’ Meeting of May 2, 2018

•	Shareholders’ approval of the financial statements for 2017

•	Dividend of €3.03 per share payable as of May 15, 2018

•	Board Composition: renewals and appointment

Paris (France) – May 2, 2018 - The Combined General Shareholders’ Meeting of Sanofi was held today at the Palais des Congrès in Paris under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by its shareholders.

The shareholders approved, among other resolutions, the individual Company and consolidated financial statements for the year 2017. At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of € 3.03 per share with payment as of May 15, 2018.

The General Meeting also renewed as Directors Olivier Brandicourt, Patrick Kron and Christian Mulliez and approved the appointment of Emmanuel Babeau as independent Director, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2021.

Following the General Meeting, the new Board of Directors is still comprised of 16 members, of whom six are women and two are Directors representing employees. A large majority of the Board’s Directors is independent:

•	Serge Weinberg*, Chairman of the Board of Directors

•	Olivier Brandicourt, Chief Executive Officer

•	Laurent Attal

•	Emmanuel Babeau*

•	Bernard Charlès*

•	Claudie Haigneré*

•	Patrick Kron*

•	Fabienne Lecorvaisier*

•	Melanie Lee*

•	Suet-Fern Lee*

•	Christian Mulliez

•	Marion Palme**

•	Carole Piwnica*

•	Christian Senectaire**

•	Diane Souza*

•	Thomas Südhof*

The voting results will be available on the Company’s website (www.sanofi.com/AGM2018) in the coming days.

The audiocast of the Annual General Shareholder Meeting is available on the Company’s website (www.sanofi.com/AGM2018).

(* Independent Director)

(** Director representing employees)

During the Board of Directors session following the meeting, the Board decided to review the composition of its Committees as follows:

	Audit Committee	Strategic Committee	Compensation Committee
Chairwoman/ Chairman	Fabienne Lecorvaisier*	Serge Weinberg*	Patrick Kron*

Members	Emmanuel Babeau* Christian Mulliez Diane Souza*	Laurent Attal Olivier Brandicourt Patrick Kron*	Claudie Haigneré* Christian Mulliez Diane Souza*

	Appointments & Governance Committee	Scientific Committee
Chairman	Serge Weinberg*	Thomas Südhof*

Members	Claudie Haigneré* Patrick Kron*	Laurent Attal Melanie Lee* Serge Weinberg*

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

(* Independent Director)